Owens-Illinois, Inc.
One Michael Owens Way
Perrysburg, Ohio 43551
+1 567 336 5000 tel
www.o-i.com

June 24, 2009

VIA EDGAR TRANSMISSION

Pamela A. Long, Assistant Director

Securities and Exchange Commission
Division of Corporation Finance

Mail Stop 4631
100 F Street, N.E.
Washington, D.C.    20549-4631

Re:	Owens-Illinois, Inc.
Definitive Proxy Statement on Schedule 14A
Filed March 26, 2009
File No. 1-09576

Dear Ms. Long:

We are in receipt of the Staff’s letter, dated June 9, 2009, with respect to the above-referenced Definitive Proxy Statement on Schedule 14A.  The Staff’s comments are set forth below in bold, followed by our response to each comment.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 16

1.              Refer to the last paragraph of Section II.B in Release No. 37-8732A, which states that a principal executive officer’s compensation should be discussed separately where the policy or decisions for that executive officer are materially different.  In future filings please describe in more detail your chief executive officer’s compensation, as certain amounts listed in your Summary Compensation Table appear to be based on policies or decisions that are materially different from the policies or decisions for your other executive officers.

Response:  The Company will revise its disclosure in future filings to include more detail on its chief executive officer’s compensation where the policy or decisions for the chief executive officer are materially different from the policies or decisions for other executive officers.

For example, if this disclosure had been made in the 2009 proxy statement, the Company would have disclosed that the Compensation Committee applies the same compensation philosophies and guiding principles when determining total compensation for all named executive officers, including Mr. Stroucken, the Company’s chief executive officer.  The Compensation Committee also uses the same principles for all the named executive officers in determining the amounts of their equity based incentive compensation, including consideration of the range appropriate to the executive’s level as compared to the market, individual performance and potential future individual contributions to the growth and development of the Company.

The total compensation level for Mr. Stroucken differs from the other named executive officers for several reasons.  First, as chief executive officer, Mr. Stroucken has ultimate management responsibility and the key leadership role in the Company and has substantially greater decision making authority and responsibility than other named executive officers.  Second, the chief executive officer has the primary responsibility for carrying out the strategic plans and policies of the Company and is the officer with ultimate accountability.  Finally, the amount of the chief executive officer’s compensation is higher than the other named executives, as it is reflective of the competitive market for chief executive officer services in our peer group and not because of any other different compensation policies.

Annual Incentive, page 19

2.              In future filings, please describe in greater detail how you calculated EBIT, gross profit margin, and working capital as a percent of sales.  Also tell us whether these measures were adjusted and, if so, explain how these adjustments were calculated.  See Instruction 5 to Item 402(b)(2) and Item 402(b)(2)(vi) of Regulation S-K.

Response:  To the extent these or similar measures are used in the future in connection with compensation decisions, the Company will revise its disclosure in future filings to include more detail on its calculation of EBIT, gross profit margin and working capital as a percent of sales.

For example, if this disclosure had been made in the 2009 proxy statement, the Company would have disclosed that EBIT is based on the Company’s Segment Operating Profit, which consists of consolidated earnings from continuing operations before interest income, interest expense, provision for income taxes and minority share owners’ interests in earnings of subsidiaries and excludes restructuring and asset impairments and the charge for asbestos related costs (items that management considers not representative of ongoing operations), as well as certain retained corporate costs.  The only adjustment made to reported Segment Operating Profit relates to the Company’s international operations where local currency amounts are converted into U.S. dollars using currency exchange rates that were determined in connection with setting the incentive targets.

Gross profit margin is calculated by dividing gross profit (actual revenue less fixed corporate costs) by actual revenue.  Gross profit margin is not adjusted.

Management working capital is defined as accounts receivable, inventory and repair parts, less accounts payable.  Working capital as a percent of sales is calculated using a five-point average (end of prior year plus end of each of the four quarters).  As with EBIT, all foreign currency amounts are translated at predetermined rates to avoid unanticipated effects of exchange rate fluctuations.

3.              We note your disclosure that individual performance measures are also analyzed to calculate the awards.  If individual performance was a significant factor in determining compensation, please identify in future filings the specific contributions and contextualize those achievements for purposes of demonstrating how they resulted in specific compensation decisions.  Although quantitative targets for subjective or qualitative assessments may not be required, you should provide insight of how qualitative inputs are translated into objective pay determinations.  See Item 402(b)(2)(vii) of Regulation S-K.

Response:  To the extent that individual performance measures are a significant component of awards in the future, the Company will include more detail on its use of individual performance measures in calculating annual incentive awards.

Historically,  individual performance and results may have been a factor in determining up to 20% of the individual executive’s annual bonus, whether to increase an individual executive’s base salary for the following year and determining the size of the equity incentive award.  The Compensation Committee from time to time has established individual performance goals that are specifically tailored for an executive officer.  These qualitative performance goals may include leadership performance, contribution to the officer group, overall operational and customer performance, continuous operational improvements and other appropriate operating measures.  Individual performance is evaluated after the end of the fiscal year by (1) comparing actual performance to daily job responsibilities and pre-established individual performance goals (if applicable), and (2) considering, on a qualitative basis, whether the individual’s performance reflects the Company’s corporate values and business philosophies.  The Compensation Committee analyzes the total mix of available information in determining annual incentive awards on a qualitative, and not strictly quantitative, basis.  When a specific factor (such as achievement of a specified goal) can be identified as having had a material effect on compensation decisions, the Company will disclose that factor and its effect on compensation.

*              *              *              *              *              *

Owens-Illinois, Inc. acknowledges the following: the company is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (567) 336-1763 or Tracy K. Edmonson at +44.20.7710.5810 if you have any questions or comments regarding the foregoing.  Thank you for your prompt assistance with this matter.

Very truly yours,

/s/ Michael R. Scheiding
Michael R. Scheiding
Corporate Controller — Financial Reporting

cc:                 James W. Baehren, Owens-Illinois, Inc.
Tracy K. Edmonson, Latham & Watkins LLP